Exhibit 4.4

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

The total amount of our authorized capital stock consists of 100,000,000 shares of ConnectM common stock and 10,000,000 shares of ConnectM preferred stock.

The following summary describes all material provisions of our capital stock. We urge you to read our Charter and Bylaws for a full description.

ConnectM Common Stock

Voting Rights

Each holder of ConnectM common stock will be entitled to one vote for each share of ConnectM common stock held of record by such holder on all matters voted upon by our stockholders; provided, however, that, except as otherwise required in the Proposed Charter or by applicable law, the holders of ConnectM common stock will not be entitled to vote on any amendment to our Proposed Charter that relates solely to the terms of one or more outstanding series of ConnectM preferred stock if the holders of such affected series are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Proposed Charter (including any certificate of designation relating to any series of ConnectM preferred stock) or pursuant to the DGCL.

Dividend Rights

Subject to any other provisions of the Proposed Charter, as it may be amended from time to time, holders of shares of ConnectM common stock will be entitled to receive ratably, in proportion to the number of shares of ConnectM common stock held by them, such dividends and other distributions in cash, capital stock or property of ConnectM when, as and if declared thereon by the ConnectM board of directors from time to time out of assets or funds of ConnectM legally available therefor.

Rights upon Liquidation

Subject to the rights of holders of ConnectM preferred stock, in the event of any liquidation, dissolution or winding up of ConnectM affairs, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of ConnectM payable upon shares of ConnectM preferred stock ranking senior to the shares of ConnectM common stock upon such dissolution, liquidation or winding up, if any, ConnectM’s remaining net assets will be distributed to the holders of shares of ConnectM common stock upon such dissolution, liquidation or winding up, pro rata on a per share basis.

Other Rights

No holder of shares of ConnectM common stock will be entitled to preemptive or subscription rights contained in the Proposed Charter or in the Amended Bylaws. There are no redemption or sinking fund provisions applicable to the ConnectM common stock. The rights, preferences and privileges of holders of the ConnectM common stock will be subject to those of the holders of any shares of the ConnectM preferred stock that ConnectM may issue in the future.

Lock-Up

The holders of shares of ConnectM common stock issued as consideration pursuant to the Business Combination or to directors, officers and employees of ConnectM upon settlement or exercise of stock options or other equity awards outstanding as of immediately prior to the closing of the Business Combination (collectively,

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the “Lock-up Shares”) may not transfer, subject to certain limited exceptions, any Lock-up Shares, and, pursuant to the Sponsor Lock-Up Agreement, the Sponsor may not Transfer, subject to certain limited exceptions, any Sponsor Lock-Up Shares, in each case, until the earlier of (i) 180-days after the Closing, and (ii) the date on which the closing price of ConnectM’s common stock equals or exceeds $16.50 per share for any 20 trading days within any consecutive 30-trading day period commencing at least 150 days after the Closing Date.

Preferred Stock

The ConnectM Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated in the resolution or resolutions adopted by the ConnectM Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL. The issuance of ConnectM preferred stock could have the effect of decreasing the trading price of ConnectM common stock, restricting dividends on the capital stock of ConnectM, diluting the voting power of the ConnectM common stock, impairing the liquidation rights of the capital stock of ConnectM, or delaying or preventing a change in control of ConnectM.

Election of Directors and Vacancies

The number of directors of the ConnectM Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the ConnectM Board. The ConnectM Board will be divided into three classes, designated Class I, II and III, with Class I consisting of three (3) directors and first up for re-election in 2025, Class II consisting of one (1) director and first up for re-election in 2026, and Class III consisting of one (1) director and first up for re-election in 2027. Each class of directors will be elected by the ConnectM stockholders every three years.

Under the Amended Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the ConnectM Board.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of ConnectM preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the ConnectM Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director (and not by stockholders). All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation, retirement, disqualification or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of any series of ConnectM preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of at least two-thirds (662∕3%) of the voting power of all then outstanding shares of capital stock of ConnectM entitled to vote generally in the election of directors, voting together as a single class. In case the ConnectM Board or any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the ConnectM, subject, nevertheless, to the provisions of the DGCL, the Proposed Charter and to any Amended Bylaws adopted and in effect from time to time; provided, however, that no Bylaw so adopted will invalidate any prior act of the directors which would have been valid if such Bylaw had not been adopted.

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Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of ConnectM preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the ConnectM preferred stock.

Quorum

The holders of shares of outstanding capital stock of ConnectM representing one-third (33 and 1/3%) of the voting power of all outstanding shares of capital stock and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise required by law or provided by the Proposed Charter. If, however, such quorum will not be present or represented at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of the Proposed Charter and the Amended Bylaws

The Proposed Charter and the Amended Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of ConnectM. ConnectM expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of ConnectM to first negotiate with the ConnectM Board, which we believe may result in an improvement of the terms of any such acquisition in favor of ConnectM stockholders. However, they also give the ConnectM Board the power to discourage acquisitions that some stockholders may favor.

Classified Board of directors

As indicated above, the Proposed Charter provides that the ConnectM’s board of directors will be divided into three classes of directors, with each class of directors being elected by the ConnectM stockholders every three years. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the ConnectM’s board of directors.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the ConnectM common stock (or units or warrants) remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of ConnectM common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the ConnectM Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of ConnectM by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of ConnectM common stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of ConnectM preferred stock, special meetings of the stockholders of ConnectM, for any purpose or purposes, may be called only

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by or at the direction of (i) a majority of the ConnectM Board, (ii) the Chairman of the ConnectM Board or (iii) the ConnectM Chief Executive Officer. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the date and time of the meeting, and the means of remote communication, if any, shall be given to each stockholder entitled to vote at such meeting, not less than 10 or more than 60 days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

In addition, the Amended Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the ConnectM Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to ConnectM secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if such actions are favored by the holders of a majority of our outstanding voting securities.

Amendment to Charter and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Proposed Charter will provide that the provision regarding removal of a director from the ConnectM Board, may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds (662∕3%) in voting power of all the then outstanding shares of ConnectM’s stock entitled to vote thereon as a class.

The Amended Bylaws may be amended or repealed (A) by the affirmative vote of a majority of the ConnectM Board, or (B) without the approval of the affirmative vote of the holders of at least two-thirds (662∕3%) of the outstanding voting stock of ConnectM entitled to vote generally in an election of directors, voting together as a single class.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

1)	the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;
2)

the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

3)

the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of two-thirds (662∕3%) of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

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ConnectM has elected not to be governed by Section 203 of the DGCL. Therefore, the restrictions contained in Section 203 of the DGCL will not apply to ConnectM.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter limits the liability of the directors of ConnectM to the fullest extent permitted by the DGCL, and the Amended Bylaws provide that we will indemnify them to the fullest extent permitted by such law. ConnectM expects to enter into agreements to indemnify their directors, executive officers and other employees as determined by the ConnectM Board. Under the terms of such indemnification agreements, ConnectM will be required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware. ConnectM must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also requires ConnectM, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by the ConnectM. Any claims for indemnification by the ConnectM directors and officers may reduce ConnectM available funds to satisfy successful third-party claims against ConnectM and may reduce the amount of money available to ConnectM.

Exclusive Jurisdiction of Certain Actions

The Proposed Charter requires, to the fullest extent permitted by law, unless ConnectM consents in writing to the selection of an alternative forum, that derivative actions brought on behalf of ConnectM, actions against any director, officer or stockholder of ConnectM for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Proposed Charter or the Amended Bylaws, and actions asserting a claim against ConnectM governed by the internal affairs doctrine may be brought only in the Court of Chancery of the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the state and federal courts in the State of Delaware and service of process on such stockholder’s counsel. Although we believe this provision benefits ConnectM by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter requires that, unless ConnectM consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act and, if brought in a court other than the federal district courts of the United States of America, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the federal district courts of the United States of America and service of process on such stockholder’s counsel.

However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, this forum selection provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Warrants

Public Warrants

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There are currently outstanding an aggregate of 9,200,000 MCAC Public Warrants, which, following the Closing, will entitle the holder to acquire shares of ConnectM common stock. Each whole warrant will entitle the registered holder to purchase one whole share of ConnectM common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 month-anniversary of the closing of the IPO (May 13, 2022) or 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, dated May 10, 2022, as amended, by and between MCAC and Continental as warrant agent (the “Warrant Agreement”), a warrant holder may exercise its warrants only for a whole number of shares of ConnectM common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units, and only whole warrants will trade. The public warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of ConnectM common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of ConnectM common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of ConnectM common stock upon exercise of a warrant unless ConnectM common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of ConnectM common stock underlying such unit.

We are not registering the shares of ConnectM common stock issuable upon exercise of the warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement covering the shares of ConnectM common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of ConnectM common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of ConnectM common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Notwithstanding the foregoing, if a registration statement covering the ConnectM common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrant holder; and
●	if, and only if, the reported last sale price of the ConnectM common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and
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the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in our initial public offering.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the ConnectM common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of ConnectM common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of ConnectM common stock equal to the quotient obtained by dividing (x) the product of the number of shares of ConnectM common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value”(defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the ConnectM common stock for the 10 trading days ending on the third day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of ConnectM common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination.

In the event we determine to redeem the warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Accordingly, if a holder fails to actually receive the notice of or otherwise fails to respond on a timely basis, it could lose the benefit of being a holder of a Public Warrant.

In addition, beneficial owners of the redeemable warrants will be notified of such redemption via ConnectM’s posting of the redemption notice to DTC.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of ConnectM common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of ConnectM common stock is increased by a stock dividend payable in shares of ConnectM common stock, or by a split-up of shares of ConnectM common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of ConnectM

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common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of ConnectM common stock. A rights offering to holders of ConnectM common stock entitling holders to purchase shares of ConnectM common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of ConnectM common stock equal to the product of (i) the number of shares of ConnectM common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ConnectM common stock) and (ii) one (1) minus the quotient of (x) the price per share of ConnectM common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ConnectM common stock, in determining the price payable for ConnectM common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ConnectM common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of ConnectM common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of ConnectM common stock on account of such shares of ConnectM common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of ConnectM common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of ConnectM common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto or to redeem 100% of ConnectM common stock if we do not complete our initial business combination within 24 months, or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of ConnectM common stock in respect of such event.

If the number of outstanding shares of ConnectM common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of ConnectM common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of ConnectM common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of ConnectM common stock.

Whenever the number of shares of ConnectM common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of ConnectM common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of ConnectM common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of ConnectM common stock (other than those described above or that solely affects the par value of such shares of ConnectM common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of ConnectM common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of the ConnectM common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

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The warrants will be issued in registered form under the Warrant Agreement. You should review a copy of the Warrant Agreement, which was filed as an exhibit to MCAC’s registration statement in connection with the IPO, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in our proxy statement/prospectus, or defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of ConnectM common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of ConnectM common stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the market value is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the market value and the newly issued price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the market value and the newly issued price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ConnectM common stock and any voting rights until they exercise their warrants and receive shares of ConnectM common stock. After the issuance of shares of ConnectM common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

Placement Warrants

There are currently 3,040,000 MCAC Private Placement Warrants outstanding. The MCAC Private Placement Warrants (including the ConnectM common stock issuable upon exercise of the MCAC Private Placement Warrants) are generally not transferable, assignable or salable until 30 days after the Closing, and they are not redeemable by us so long as they are held by our Sponsor or its permitted transferees.

In addition, holders of our placement warrants are entitled to certain registration rights. In order to fund working capital deficiencies and finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender, upon consummation of our initial business combination. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants described above, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than our Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants described above.

Transfer Agent and Registrar

The transfer agent for ConnectM common stock and warrant agent for the ConnectM public warrants and private placement warrants is Continental Stock Transfer & Trust Company.

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